UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LJ International Inc.

(Name of Issuer)

$.01 Par Value Common Stock

(Title of Class of Securities)

G55312105

(CUSIP Number)

Wenjing Wu	With a copy to:
4F, 269 Fangbangzhong Road	John Haveman
Shanghai	Faegre Baker Daniels LLP
200010	2200 Wells Fargo Center
PR China	90 S. Seventh Street
+86-21-63551833	Minneapolis, MN 55402
(612) 766-8705

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G55312105

1	Name of Reporting Person Yu Zhen Industrial Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,101,521

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,101,521

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,521

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.6%

14	Type of Reporting Person (See Instructions) CO

* Percent of class is based on 31,675,672 shares of common stock reported as issued and outstanding at March 31, 2012 in the Issuer’s Form 20-F for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission on April 25, 2012.

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2012 (the “Original 13D”) by Yu Zhen Industrial Limited. (“Yu Zhen”) with respect to $.01 Par Value Common Stock (the “Common Stock”) of LJ International Inc. (the “Issuer”).  Unless otherwise stated herein, the Original 13D remains in full force and effect.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)  See Items 11 and 13 of the cover page to this Schedule 13D, Amendment No. 1 for the aggregate number and percentage of shares of Common Stock that are beneficially owned by Yu Zhen as of July 13, 2012.

(b)  See Items 7 through 10 of the cover page to this Schedule 13D, Amendment N. 1 for the number and percentage of shares of Common Stock beneficially owned by Yu Zhen as of July 13, 2012 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  Since June 8, 2012 (the most recent date as of which transactions in shares of Common Stock were reported on Exhibit 99.2 to the Original 13D), Yu Zhen has purchased a total of 380,239 shares of Common Stock for cash in open market transactions on the dates and at the weighted average prices per share set forth on Exhibit 99.3, which is attached hereto and incorporated herein by reference.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)  Not applicable.

Item 7.  Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
24.1	Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Original 13D filed on June 11, 2012 by Yu Zhen with the Commission).

99.1

List of directors and executive officers of Yu Zhen and information regarding persons controlling Yu Zhen (incorporated herein by reference to Exhibit 99.1 to the Original 13D filed on June 11, 2012 by Yu Zhen with the Commission).

99.2

Transactions by Yu Zhen in the Issuer’s Common Stock During the 60 Days Preceding May 31, 2012 and the Period of May 31, 2012 Through June 8, 2012 (incorporated herein by reference to Exhibit 99.2 to the Original 13D filed on June 11, 2012 by Yu Zhen with the Commission).

99.3	Transactions by Yu Zhen in the Issuer’s Common Stock since June 8, 2012 (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2012

YU ZHEN INDUSTRIAL LIMITED

By:	/s/ Wu Ping
Wu Ping
Chairman of the Board of Directors

By:	/s/ John A. Haveman
John A. Haveman, Attorney-in-fact